POWELL GOLDSTEIN LLP

1201 WEST PEACHTREE STREET, 14TH FLOOR

ATLANTA, GA 30309

404-572-6600

November 29, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Summit Bank Corporation
Preliminary Proxy Statement
Filed October 5, 2006
File No. 0-21267

Ladies and Gentlemen:

On behalf of our client, Summit Bank Corporation (the “Company”), we are responding to comments received from your office on November 29, 2006 with respect to the above-referenced Preliminary Proxy Statement. We have restated each of the comments and responded to each comment below.

All page references refer to the pages of the Definitive Proxy Statement, which is being filed concurrently herewith.

Preliminary Proxy

Background of and Reasons for the Merger …, pages 28 and 29

1.	Revise the discussion added in the last revised proxy to explain why the Company, after receiving the offer, did not form a special committee or otherwise solicit additional offers. In addition, revise the last paragraph on page 28 to define the “short timetable.”

Response: We have revised the first sentence of the eighth paragraph under the above referenced heading to state explicitly that the Board did not form a special committee and have revised the remainder of the paragraph to clarify why it did not solicit additional offers. We have also revised the eighth paragraph to eliminate the phrase “short time table.” As revised, this paragraph now discusses the reasons why the parties to the merger agreed to work to complete the merger as quickly as possible and to set forth specifically the timetable that the parties envisioned for the transaction.

Summit’s Reasons for the Merger, …, page 30

2.	With regard to the added discussion in the bullet on page 30 (Other Strategies), advise the staff when Pin Pin Chau announced the retirement and what date was set for the retirement date.

Response: Ms. Chau’s planned retirement in the first half of 2007 was announced in a press release on March 3, 2006, a copy of which was furnished with a Form 8-K filed with the Commission by the Company on March 3, 2006.

Historical and Pro Forma Per Share Data, page 23

Summit Bank Corp. PRE 14-A

3.	Please revise your disclosure to disclose the amounts of all adjustments made to your pro forma data. To the extent you continue to believe that the amounts are not material, please revise your disclosure to state why you believe this information to be relevant to an investor’s decision.

We have revised our disclosure on page 23 to quantify the adjustments as requested.

UCBH Holdings, Inc. Form 10-K/A

Credit Quality, page 4

4.	We note that you have presented various credit quality measures, here, and on pages 36 and 39. As previously discussed, the credit quality ratios presented in accordance with Item IV of Industry guide 3 and otherwise should not contemplate the balance of held for sale loans since charge-offs, non-performing and delinquent loans and the balance of OREO do not relate to that portfolio. Please revise your future filings to exclude the balance of the loans held for sale in the presentation of these measures. Provide us with your proposed disclosures in your response.

UCBH will revise its future filings to exclude the balance of the loans held for sale in the presentation of its credit quality ratios. Its proposed disclosure in this regard is attached as Exhibit A to this letter.

We trust this response has addresses the concerns raised by your office in the above referenced conversation. Summit has provided the acknowledgements requested in your Closing Comments in its response to the staff’s initial comments filed on November 17, 2006. Questions regarding the matters discussed above should be addressed to the undersigned at (404) 572-6819. Thank you.

Very truly yours,

/s/ Katherine M. Koops

FOR POWELL GOLDSTEIN LLP

cc:	Pin Pin Chau
Jonathan Downing
Remsen M. Kinne, IV, Esq.
Nicholas C. Unkovic, Esq.

EXHIBIT A

UCBH 10-K Proposed Disclosure

Credit Quality (page 4)

While loan growth has been substantial over the past several years, UCB has maintained strong credit quality levels. We believe that this has been accomplished through UCB’s conservative credit underwriting criteria and credit risk management processes, which are discussed in more detail in “Credit Risk Management” that follows later in this document. We expect that if UCB’s loan portfolio increases, UCB’s allowance for loan losses would increase accordingly.

	As of or for the Year Ended December 31,
(Dollar amounts in thousands)	2005	2004	2003	2002	2001
Average gross loans held in portfolio	$4,823,671	$4,070,168	$3,380,121	$2,442,790	$2,062,419
Total charge-offs	1,614	4,798	3,349	5,563	121
Nonperforming loans to gross loans held in portfolio	0.33%	0.31%	0.16%	0.15%	0.04%
Net charge-offs to average gross loans held in portfolio	0.03	0.11	0.06	0.23	0.00

Nonperforming Assets (page 36)

UCB’s nonperforming assets from loans held in portfolio and OREO as of December 31, 2005, 2004, 2003, 2002 and 2001, were as follows (dollars in thousands):

	2005	2004	2003	2002	2001
Commercial loans:
Secured by real estate - nonresidential	$12,792	$8,085	$—	$—	$—
Secured by real estate - multifamily	—	—	—	—	210
Construction	—	4,353	5,102	4,533	—
Business	5,903	136	631	68	—

Total commercial loans	18,695	12,574	5,733	4,601	210

Consumer loans:
Residential mortgage (one-to-four family)	388	—	124	—	781
Other	50	—	—	53	—

Total consumer loans	438	—	124	53	781

Total nonaccrual loans from loans held in portfolio	19,133	12,574	5,857	4,654	991
Other real estate owned (OREO)	—	—	—	—	—

Total nonperforming assets	$19,133	$12,574	$5,857	$4,654	$991

Nonperforming assets to total assets	0.24%	0.20%	0.10%	0.10%	0.03%
Nonaccrual loans to loans held in portfolio	0.33	0.31	0.16	0.15	0.04
Nonperforming assets to loans held in portfolio and OREO	0.33	0.31	0.16	0.15	0.04

Loans held in portfolio	$5,838,660	$4,050,741	$3,771,381	$3,027,810	$2,264,303
Gross income not recognized on nonaccrual loans	790	699	363	211	24
Accruing loans contractually past due 90 days or more	5,374	3,101	1,469	4,302	1,269
Loans classified as troubled debt restructurings and not included above	10,827	11,329	9,094	—	—

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